Exhibit 99.1

Scotiabank Announces Redemption of 2.898% Subordinated Debt due August 3, 2022

/NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, June 30, 2017 /CNW/ - Scotiabank (BNS: TSX, NYSE) today announced that the Bank intends to redeem all outstanding 2.898% debentures due August 3, 2022 for 100% of their principal amount plus accrued interest to the redemption date. The redemption will occur on August 3, 2017. Formal notice will be delivered to the debenture holders in accordance with the terms and conditions set forth in the related trust indenture.

The redemption has been approved by the Office of the Superintendent of Financial Institutions and will be financed out of the general funds of Scotiabank.

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of over $921 billion (as at April 30, 2017), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankNews.

SOURCE Scotiabank

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For further information: Christy Bunker, Managing Director, Group Treasury, (416) 933-7974, christy.bunker@scotiabank.com; Adam Borgatti, Vice President, Investor Relations, (416) 866-5042, adam.borgatti@scotiabank.com

CO: Scotiabank

CNW 17:00e 30-JUN-17